DEGARO INNOVATIONS INC.
Lot 107, Roaring River,
Steer Town PO, St. Ann, Jamaica
(876) 347-9493

May 24, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
100 F. Street, NE
Washington, D.C. 20549-4631

Attention:	Edward M. Kelly, Esq.

Dear Sirs:

Re:	Degaro Innovations Corp.
Registration Statement on Form S-1
April 11 Supplemental Response
File No. 333-169770

This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated May 16, 2011 (the "Comment Letter") regarding the above-referenced Registration Statement of Degaro Innovations filed with the Commission on January 25, 2011.

1.	Please disclose prominently that you are not a shell company.

Response: We have revised the S-1/A filed concurrently with this response to comply with this comment.

2.

Please revise your registration statement to include the details of your purchase and sales agreement, including the sourcing of those products subject to the agreement, and file the agreement as an exhibit.

Response: We have added disclosure regarding our recent agreement with N.A.T. Enterprise, along with the sourcing of the products subject to the agreement, and filed the agreement as an exhibit to the Form S-1/A filed concurrently with this response.

3.

Please provide more information about the agreement with your officer to fund your operation, including details about her financial ability to provide such funding, and file the agreement as an exhibit.

Response: We do not have an agreement with our officer to fund operations and have not stated so in our responses or in our Registration Statement. In our previous response we did state our officer was willing to fund our operations until sufficient funds are raised and we hereby confirm this statement. The nature of the funding commitment will depend upon our officer’s financial position and is hard to accurately quantify at this moment. Our Registration Statement does not mention this commitment as we did not want investors relying on a form of financing which is not definitive and subject to change.

DEGARO INNOVATIONS INC.
Lot 107, Roaring River,
Steer Town PO, St. Ann, Jamaica
(876) 347-9493

4.	Please revise your registration statement to include details about the equipment purchases and hiring mentioned in response to prior comment 2, including the purpose and timing of such activities.

Response: The S-1/A filed concurrently with this response has the following disclosure meant to comply with the above comment:

1.5KW System
Items	Rated Watt (W)	Quantity (pcs)	Working Time (hour)	Consumption (wh)
Light	11	6	4	264
computer	100	1	5	500
printer	30	1	1	30
fax	150	1	1	150
Refrigerator	100	1	24	2400
TV receiver	25	1	6	150
TV (21")	70	1	6	420
water pump	200	1	0.5	100
Total	741	13		4014
system components
Items	Total capacity	Model	Power	Quantity (PCS)
Polycrystalline solar panels	1440WP	PS180-24P	180W	8
Lead-acid battery	1000AH/24V	GP1000	1000AH/2V	12
Controller	50A/24V	PC5024	1200W/24V	1
Inverter	1KW	PN10220C	1KW/220V	1
Brackets and cable

Certificates	CE&RHOS
Quality Assurance	Solar panels:20 years; Battery: 1years:Controller and inverter:1 years

DEGARO INNOVATIONS INC.
Lot 107, Roaring River,
Steer Town PO, St. Ann, Jamaica
(876) 347-9493

Once this unit is installed and fully functioning, we anticipate that we will engage two sales staff to aid with establishing relationships with retailers and distributors. We hope to finish the installation process and hire the required staff by July of 2011, but this is dependent on financial resources available to us. There can be no assurance that we will be able to raise sufficient capital to be able to hire any employees. We anticipate that these individuals will be trained to target and market solar systems to developers of industrial, commercial and residential developments.

Yours truly,

/s/ Sheryl Briscoe

Sheryl Briscoe